FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 11, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

Rua Jorge Tzachel, 475, Itajaí, SC

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A. is pleased to announce a new industrial plant for processed products to be built in the Middle East, more specifically the United Arab Emirates. The unit will reach its full production capacity of approximately 80 thousand tons/year when fully operational and involves investments of US$ 120 million to be disbursed in two stages: phase 1 – US$ 95 million and phase 2 – US$ 25 million. Start of operations is scheduled to begin at the end of 2012.

The Middle East is one of the strategic regions being targeted for implementing BRF’s internationalization plan. This will be instrumental in consolidating the Company’s leadership in the region with enhanced brand penetration, distribution and sales as well as permitting access to new markets. Local production of processed products will also allow BRF to offer flexibility and products customized to regional demands and to expand the portfolio in the food service and retail channels. This will be particularly the case for products such as breaded items, hamburgers and pizzas and specialty meats and marinated processed foods.

Currently, the Middle East accounts for 31.8% of all BRF’s exports and the Sadia brand is rated Top of Mind in various countries in the region. BRF brands are sold into the principal countries of the Middle East such as: the United Arab Emirates,  Saudi Arabia, Egypt, Kuwait, Qatar and Bahrain,  Iran, Iraq, Jordan, Lebanon. The Company also has a strong presence throughout the Persian Gulf region as a whole.

São Paulo, August 11 2011

    Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 11, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director